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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                  ENDESA, S.A.
                            (Name of Subject Company)


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                                  ENDESA, S.A.
                      (Name of Person(s) Filing Statement)


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                 Ordinary shares, nominal value (euro)1.20 each

                American Depositary Shares, each representing the
                       right to receive one ordinary share
                         (Title of Class of Securities)

                                   00029274F1
                      (CUSIP Number of Class of Securities)

                              Alvaro Perez de Lema
                    Authorized Representative of Endesa, S.A.
                           410 Park Avenue, Suite 410
                               New York, NY 10022
                                 (212) 750-7200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:

               Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                1 (212) 558-4000

            Check  the  box  if  the  filing   relates   solely  to  preliminary
         communications made before the commencement of a tender offer.


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


                           IMPORTANT LEGAL INFORMATION


     The following document was made available to shareholdersof Endesa, S.A. (the "Company" or "Endesa") on October 21st, 2005. Endesa shareholders are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company's principal executive offices in Madrid, Spain.


Statements in this document other than factual or historical information are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa's anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

o Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

o Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

o Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

o Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

o Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.


[LOGO]

                             ENDESA'S RELEVANT FACT


New York, October 21, 2005.- Given the confusion created by Gas Natural SDG S.A.'s recent statement regarding the supposed existence of required authorizations to effect the legal separation of its gas distribution and transportation activities, Endesa S.A. deems it necessary to make the following observations for the general knowledge of the market:

1. At the time it announced the tender offer for the acquisition of Endesa S.A.'s shares, Gas Natural SDG S.A. had not undertaken the separation of its gas distribution and transportation activities, because it lacked -according to Endesa's legal advisors- the required administrative approvals, as a result of which the National Energy Commission cannot grant Gas Natural SDG S.A. any approval to acquire share capital.

2. According to the information notified by Gas Natural SDG to the CNMV, by Relevant Fact number 61.180, dated October 3, 2005 (available at www.cnmv.es), its Board of Directors approved the separation of its distribution assets project through a transfer to Gas Natural SDG, S.A., "transfer [that] will be immediately completed through (...) share capital increases in Gas Natural Distribucion SDG". Said announcement expressly indicated that "from a legal, operational and accounting perspective, the separation of activities will become effective as of October 1, 2005". Nonetheless, Gas Natural did not point out that such transaction required prior administrative approval.

3. Gas Natural has repeated these statements in a Relevant Fact filed with the CNMV on October 19, 2005 (number 61.519, available at www.cnmv.es). In that announcement the gas company stated that "the separation of activities became effective as of October 1, 2005, in accordance with the respective Public Deed [of share capital increase], which, in addition, has been registered with the commercial Registry on October 17, 2005".

4. On October 4, Endesa requested that the National Energy Commission (CNE) require Gas Natural to request to the Commission the required prior authorizations for the creation of two companies (Gas Natural SDG Transporte and Gas Natural SDG Distribucion) and for the subsequent transfer of gas transportation and distribution assets. Likewise, Endesa requested that the Commission suspend the authorization process for Gas Natural's tender offer for Endesa.

5. On October 11, Gas Natural SDG requested the CNE's authorization for the creation of the affiliates and for the transfer of transportation and distribution assets, if it deemed necessary. On October 13 and October 18, the CNE decided, with the dissenting vote of two commissioners, that such authorizations should be processed simultaneously with Gas Natural's tender offer for Endesa, without the latter being suspended.

6.   Gas  Natural SDG  persists  today with the CNMV,  by  Relevant  Fact number
     61.584 (available at www.cnmv.es) in pretending to be in compliance with respect to the separation of activities that it has undertaken, indicating that the transaction has been reported to the CNE and that transfer of distribution facilities is not subject to Madrid Autonomous Community's approval, since "there are no rules regulating this issue".

7. Nonetheless, Gas Natural SDG has omitted to mention that the separation of activities requires "CNE's prior approval" and not an ex post notification, pursuant to article 63.7 of the LSH and the additional provision 11,3.1,14 of such Law. Therefore, Gas Natural SDG's actions have been taken is in an irregular manner and Endesa reserves such rights as it may have under applicable law.

8. In addition, Gas Natural SDG disregards the fact that the transfer of natural gas distribution facilities also requires prior administrative approval by the applicable regulatory entity, as established in articles 86 and 87 of the RD 1434/2002, of December 27. This rule is applicable both to Federal-regulated natural gas distribution facilities and to those subject to the Autonomous Communities that have not set their own regulation on this issue. Therefore, the autonomous authorities regulate all distribution facilities that affect a Community, while the rest of the facilities are subject to Federal regulation.

9. Also untrue is Gas Natural SDG's statement in today's Relevant Fact that articles 86 and 87 of the RD 1434/2002 are not legally enforceable, and even less that they contradict the Hydrocarbons Sector Law (LSH). To start with, every Royal Decree is presumed to be legal and enforceable and also bears the State Council's approval, which has not raised any objection to the authorization requirement for the transfer of distribution facilities. Secondly, these rules complete, in a perfectly consistent way, article 73.2 LSH which only refers to the notification of assets transfer to the administrative authority that has issued the original authorization. It would be absurd to assume, and would invite all sorts of fraud, that a company which requires an authorization to install and operate a natural gas distribution facility (article 73.2, paragraph 1 LSH), could transfer it to a third party by way of a simple notification, without giving the competent authority the chance to assess the managerial, economic and technical capabilities of the new owner. If the original owner of a facility has to be authorized by the Administration, so do its subsequent owners.

10. The transfer to Gas Natural Distribucion of the distribution facilities, without having the corresponding administrative approvals, suggests that Gas Natural SDG S.A. may have incurred "very serious" administrative violations, set in article 109.1.a) LSH, in performing regulated distribution activities (through the holding of ownership of distribution facilities) without having the required approval. As very serious violations, it may carry a fine "from 100,000,001 to 500,000,000 pesetas" and may give rise to termination or suspension of the administrative authorization and the "subsequent temporary prohibition to operate the business for a maximum term of a year" (article 113.1.a and 113.4 of RD 1434/2002). It should be noted that the administrative authorizations are required to be obtained in advance, and therefore Gas Natural's actions have been taken is in an irregular manner and Endesa reserves such rights as it may have under applicable law.